EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 29, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

ANNOUNCES THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING ON MAY 15, 2002

April 29, 2002 (01 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (April 29, 2002). Telecomunicações de São Paulo S. A. – Telesp ("the Company" or "Telesp") (NYSE: TSP; BOVESPA: TLPP) today announced that it will hold a General Extraordinary Shareholders' Meeting on May 15, 2002 at 03:00 p. m. São Paulo time, at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo. The following modifications to the Company's by-laws will be addressed:

1. In article 2, modification of the concession area of the Company to comply with the new licenses granted by the government, following the telecommunications' regulations currently in place;

2. In article 20 and paragraph 1, that discusses of the composition of the Management, to create the positions of Vice-President of Long Distance and Interconnection businesses and the Vice-President of Organization and Information Systems to dully reflect the new Management flowchart;

3. In article 23, that discusses about the duties of the members of the Management to set and assign the competences among the positions of Management;

General Instructions

A) Proxies must be filed no later than 6:00 p. m. São Paulo time, on May 13, 2002 at Rua Martiniano de Carvalho #851, 16th Floor.

B) Shareholders with fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodial agent and must be presented no later than two (2) days prior to the meeting at Rua Martiniano de Carvalho #851, 16th Floor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: April 29, 2002

By [signature]

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp announces the General Extraordinary Shareholders' Meeting on May 15, 2002.